UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

(Commission File No. 001-32305)

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CORPBANCA
(Translation of registrant’s name into English)

_______________________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

_______________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On August 14, 2013, CorpBanca issued a press release regarding the acquisition of a controlling interest in Helm Bank S.A. by its subsidiary Banco Corpabanca Colombia S.A. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer
Date: August 16, 2013

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated August 14, 2013.

CorpBanca acquires control of Helm Bank through its subsidiary
CorpBanca Colombia

Becoming the fifth largest bank in Colombia in terms of loans

Santiago - Chile, August 14, 2013. CORPBANCA (NYSE:BCA; BCS: CORPBANCA) announces that it has acquired control over Helm Bank S.A. through its subsidiary Banco CorpBanca Colombia. Through this acquisition and the planned merger of Helm Bank S.A. with and into CorpBanca Colombia, CorpBanca consolidates its Colombian operations, reaffirming its long-term commitment to the Colombian market. The transaction closed on August 6, 2013 after receiving the required regulatory authorizations from the relevant regulatory agencies in Chile, Colombia, Panamá and the Cayman Islands.

The total consideration for the acquisition of Helm Bank S.A. by Banco CorpBanca Colombia, which includes 100% of the issued and outstanding shares of Helm Bank S.A. and its subsidiaries, is approximately US$1,320 million. The purchase price implies a valuation multiple equal to 1.63x P/BV and 13.83x P/E as of the closing date. In order to finance this acquisition, CorpBanca Colombia undertook an equity capital increase in an amount of approximately US$1,000 million. The balance of the purchase price was satisfied through Corpbanca Colombia’s own resources.

CorpBanca subscribed for an amount equivalent to US$353.8 million and Inversiones Corpgroup Interhold Limitada subscribed for an amount of approximately US$188.5 million. The subscription of the shares by CorpBanca and Inversiones CorpGroup Interhold Limitada has been fully paid. In addition, Helm Corporation will subscribe for US$473.8 million. Consequently, CorpBanca will maintain its controlling position in CorpBanca Colombia with a 66.4% interest, while Helm Corporation will obtain 20.9% of the equity.

In this step, CorpBanca Colombia has acquired 51.6% of the total shares of Helm Bank S.A. (58.89% of the ordinary shares), acquiring control over the Bank and its subsidiaries Helm Comisionista de Bolsa S.A., Helm Fiduciaria S.A., Helm Bank S.A. (Panamá), Helm Casa de Valores S.A. (Panamá), and Helm Bank S.A. (Caymán Islands). Following the closing of Helm Corporation’s purchase of equity in CorpBanca Colombia, Helm Bank S.A. will merge with and into CorpBanca Colombia. Additionally, this transaction also contemplates that CorpBanca will acquire from Helm Corporation an 80% of interest in Helm Corredor de Seguros S.A., an insurance brokerage company, for an amount of US$17.7 millions.

It is important to note that in order to fund its US$371 million investment (composed of US$353.7 million for the capital increase of CorpBanca Colombia and US$17.7 million for the acquisition of 80% of the Helm Corredor de Seguros S.A.), CorpBanca  performed a capital increase of approximately US$625 million at the beginnings of 2013. The recent investment by IFC in the stock of CorpBanca was part of this capital increase, as well as the successful placement of the equity offered for sale in the international market. This capital increase allows CorpBanca comply with the limitations on international investments imposed by Chilean regulations, and provides resources to fund its organic growth in Chile.

We believe that the Colombian banking industry has great potential for growth. As of May 2013, Banco CorpBanca Colombia held 3.0% of the market participation in loans and 2.6% in total deposits from the public. Its assets exceed US$5,150 million, its loan portfolio amounts US$3,770 million (60% business and 40% individuals) and its total deposits were US$3,172 millions. Banco CorpBanca Colombia has shown increasing returns, registering an average equity return of 24.3% for the 12 months ending May 2013 (compared to 18.4% as April 2012, prior to its acquisition by CorpBanca), with a Basle indicator of 17.0%.

As of May 2013, Helm Bank S.A. was the 7th largest bank in the Colombian by loans. In May 2013, it registered total assets of US$6,619 millions, loans of US$4,770 millions, total deposits of US$4,698 millions and US$785 millions of equity. Since the announcement by CorpBanca Colombia of the acquisition of Helm Bank S.A., its equity return increased from 13.4% in September 2012 to 15.0% in May 2013. With more than 205,000 clients and 87 branches, the Bank focuses on providing financing and deposit services to small-to-medium sized companies and individuals with medium-high income levels. In the last five years, the Bank has been noted for its undisputed leadership in customer satisfaction indices.

Upon the merger with Helm Bank S.A., Banco CorpBanca Colombia will become the 5th largest bank in Colombia by loans, and will have significant presence in the commercial banking and medium-high income individuals segments. The consolidated entity will be a larger scale actor along all product lines, with a balanced business combination focused on commercial and retail operations. The combined bank will have more than US$11,755 million in assets, US$8,539 million in loans and approximately US$ 7,870 million in total deposits, which at May 31 represented 6.7% and 6.6% of the market, respectively. Also, pursuant to pro forma figures, the combined bank has the best indicators of credit quality in the industry, with a RoAE around 19%, according to figures released by the Colombian Superintendency of Finance, as of May 2013.

CorpBanca estimates that the commercial and costs synergies that it will achieve through the merger will total more than US$100 million annually, after taxes. This translates into a potential source of value creation via optimization of costs / expenses and income through net interest margin, generating attractive returns for shareholders after the merger costs have been absorbed.  We believe that the clients of each of the institutions will benefit from the availability of a greater number of available products, considering the different specializations of each bank. Regarding costs, the integration of the central systems offers obvious cost saving opportunities.

Pursuant to new legislation coming into force in Colombia, the combined bank in Colombia will have a total solvency indicator of 12.8% on a pro-forma basis, as of December 2013, which is higher than the 9% minimum legal requirement. Additionally, CorpBanca will maintain adequate levels of capitalization in order to finance it growth in the next several years, with an effective equity index to risk weighted in the range of 12.5% to 13.0% total on a pro forma basis as of the end of 2013.

Notwithstanding the merger, both Banco CorpBanca Colombia and Helm Bank S.A. will initially continue to operate separately in services, products and processes. For the future integrated bank, CorpBanca has selected a management team with extensive experience that will be responsible for direction of the new entity.

About CorpBanca

CORPBANCA (NYSE:BCA; BCS: CORPBANCA), is Chile’s oldest operating private bank founded in 1871.  CorpBanca’s loan portfolio (excluding loans to banks) has grown at a compounded annual growth rate in nominal terms of 15% between 2007 and 2012.  As of June 30, 2013, according to the Chilean Superintendency of Banks, CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio (10.0% market share on a consolidated basis and 8.3% market share among private banks on an unconsolidated basis only taking into account its operations in Chile).

CorpBanca provides a broad range of commercial and retail banking services to its customers in Colombia through its subsidiary CorpBanca Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga and Barranquilla. As of May 31, 2013, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the eleventh largest bank in Colombia in terms of total assets, the tenth largest bank in Colombia in terms of total loans and the fourteenth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

 This press release contains forward-looking statements.  Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, the expected impact of the acquisition, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CORPBANCA CONTACT

Investor Relations, CorpBanca
Santiago, Chile
Phone: +56 (2) 2660-2555
IR@corpbanca.cl